

May 23, 2013

<u>Via E-mail</u>
Mr. Sam Shlomo Elimelech
President
Andain, Inc.
400 South Beverly Drive, Suite 312
Beverly Hills, CA 90212

Re: **Andain, Inc.**
        Form 10-Q for the Quarterly Period Ended September 30, 2012
        Filed November 19, 2012 and Amended November 21, 2012
        File No. 000-51216

Dear Mr. Elimelech:

   We have limited our review of your filing to the issue we have addressed in our comment.

   Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

   After reviewing any amendment to your filing and any information you provide in response to the comment, we may have additional comments.

1. It appears that the review of your Form 10-Q for the quarterly period ended September 30, 2012 was not performed by a registered public accounting firm. In this regard, the Form 10-Q is considered substantially deficient and not timely filed. Please amend the Form 10-Q to include the following disclosures:
   - Identify the report as deficient and describe the deficiency;
   - Label the columns of the financial statements as "not reviewed"; and
   - Describe how you will remedy the deficiency.

   When you have the Form 10-Q for the quarterly period ended September 30, 2012 reviewed by an independent registered public accounting firm, please file an amendment to remove the references to the deficiency and the financial statements as "not reviewed."

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant